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                              September 30, 2021

       Aarti Kapoor
       Chief Executive Officer
       VMG Consumer Acquisition Corp.
       39 Mesa Street, Suite 310
       San Francisco, CA 94129

                                                        Re: VMG Consumer
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
7, 2021
                                                            CIK No. 0001875943

       Dear Ms. Kapoor:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 7, 2021

       Capitalization, page 82

   1. We note that you are offering 20,000,000 shares of Class A common stock as part of your initial public offering
of units, but only show 18,951,927 shares of Class A common
                                                        stock subject to
possible redemption in your Capitalization table. Please tell us how you considered the guidance
in ASC 480-10-S99-3A, which requires securities that are
                                                        redeemable for cash or
other assets to be classified outside of permanent equity if they are redeemable (1) at a
fixed or determinable price on a fixed or determinable date, (2) at the option of the holder,
or (3) upon the occurrence of an event that is not solely within the control of the issuer
in concluding that all 20,000,000 shares of Class A common
                                                        stock were not required
to be presented outside of permanent equity and part of shares
 Aarti Kapoor
VMG Consumer Acquisition Corp.
September 30, 2021
Page 2
       subject to possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

        You may contact Peter McPhun at (202) 551-3581 or Jennifer Monick at
(202) 551-
3295 if you have questions regarding comments on the financial statements and related matters.
Please contact Shih-Kuei Chen at (202) 551-7664 or Erin E. Martin at (202) 551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameAarti Kapoor
                                                             Division of
Corporation Finance
Comapany NameVMG Consumer Acquisition Corp.
                                                             Office of Real
Estate & Construction
September 30, 2021 Page 2
cc:       Ryan Maierson
FirstName LastName